For the fiscal year ended (a) 4/30/97
File number  (c) 811-4930



                          SUB-ITEM 77J
  Revaluation of Assets or Restatement of Capital Share Account



The Prudential Municipal Bond Fund accounts and reports for distributions to shareholders in accordance with Statement of Position 93-2: Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. For the fiscal year ended April 30, 1997, the effect of applying this statement was to increase undistributed net investment income by $123,008, increase accumulated net realized loss by $131,486 and increase pain-in capital in excess of par by $8,478 for the High Yield Series. For the Insured Series, the effect of applying this statement was to increase undistributed net investment income and decrease accumulated net realized gain by $208,101. The effect of applying this statement for the Intermediate Series was to increase undistributed net investment income by $32,116, decrease accumulated net realized gain by $32,022 and decrease paid-in capital in excess of par by $94. The current year effect of applying the Statement of Position was due to the sale of securities purchased with market discount. Net investment income, net realized gains and net assets were not affected by this change.